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December 17, 2015

VIA EDGAR AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0407

Attn: Ivan Griswold

Re:	SecureWorks Corp.
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted December 7, 2015
CIK No. 0001468666

Ladies and Gentlemen:

SecureWorks Corp. (the “Company”) hereby submits its response to the Commission staff’s comment on the above-referenced submission (the “draft registration statement”) contained in the staff’s letter to the Company dated December 15, 2015. The staff’s comment is duplicated below in italicized text, and the Company’s response is set forth in plain text immediately following the comment. We also are enclosing copies of the Company’s registration statement filed on the date of this letter, which is marked to show all changes to amendment no. 4 to the draft registration statement submitted on December 7, 2015.

Condensed Combined Financial Statements

Notes to Condensed Combined Financial Statements

Note 4 – Debt

Convertible Notes, page F-38

1.	We note your expanded disclosures regarding the convertible notes. Please revise to describe the optional conversion feature as well as provide all of the applicable disclosure indicated in ASC 480-10-50-2 and paragraphs 50-10 and 50-28 of ASC 825-10-50.

In response to the staff’s comment, the Company has revised the disclosure on pages F-38 and F-39 of the registration statement.

*        *        *         *

Securities and Exchange Commission

December 17, 2015

If the staff has any questions or requires additional information concerning the above matters, please contact the undersigned at (703) 610-6189 or, in my absence, Richard Parrino of our firm at (202) 637-5530.

Very truly yours,

/s/ Kevin K. Greenslade

Kevin K. Greenslade

Enclosures

cc (w/encl):	Michael R. Cote
President and Chief Executive Officer
SecureWorks Corp.

Janet B. Wright
Vice President-Corporate, Securities
& Finance Counsel
Dell Inc.